Exhibit 4.4.2

EXECUTION COPY

***Portions marked with asterisks within brackets have been omitted pursuant to a request for confidential treatment, and have been filed separately in connection with such request.

AMENDMENT NO. 2 TO TRANSITIONAL SERVICES AGREEMENT

          This AMENDMENT (this “Amendment”) is entered into as of December 20, 2004 by and among REUTERS LIMITED (“Reuters”), a company organized under the laws of England and Wales under registered number 3918478, having its principle place of business at 85 Fleet Street, London, EC4P 4AJ; ONE EQUITY PARTNERS LLC (“OEP”), a Delaware limited liability company, having its principal place of business at 320 Park Avenue, New York, NY 10022; and MONEYLINE TELERATE HOLDINGS, INC., MONEYLINE TELERATE and MONEYLINE TELERATE INTERNATIONAL (collectively, “Moneyline”), corporations organized under the laws of Delaware, and each having its principal place of business at 233 Broadway, 24th Floor, New York, NY 10279, and this Amendment shall be effective on the date on which OEP delivers the Letter of Credit (as defined herein) to Reuters, except Section 8 of this Amendment which shall be effective as of the date hereof. Any capitalized term used but not defined herein shall have the meaning ascribed thereto in the TSA (as hereinafter defined), except as otherwise provided.

          WHEREAS, Reuters and Moneyline entered into a Transitional Services Agreement, dated as of June 2, 2003, and effective as of October 18, 2001 (as amended by (i) that certain Settlement Agreement, dated as of October 16, 2003, among Reuters, Moneyline and OEP (“Settlement Agreement”) and (ii) that certain Amendment to Transitional Services Agreement, dated as of June 8, 2004, among Reuters, Moneyline and OEP, and as amended hereby, the “TSA”);

          WHEREAS, in connection with the Purchase Agreement (as defined below), Reuters, Moneyline and OEP desire to amend the TSA to reflect changes in certain pricing terms and the settlement of certain obligations thereunder at the time of the Closing (as defined in the Purchase Agreement);

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	The following definitions are hereby added to Section 1.01 of the TSA:

“Moneyline Fixed Fee” means the monthly fee, which is comprised of the charges set forth on Schedule A, of (i) [ * * * ] for each invoice issued from October 18, 2004 through March 2005, (ii) [ * * * ] for each invoice issued in April and May 2005, and (iii) [ * * * ] for each invoice issued from June 2005. No charges other than the Moneyline Fixed Fee shall be payable by Moneyline to Reuters under the Agreement, except with respect to Additional Services or Extraordinary Costs, if any.

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“Purchase Agreement” means the Stock and Asset Purchase Agreement, dated as of December 20, 2004 among Reuters, Reuters S.A., MTH, the subsidiaries of MTH named in the Purchase Agreement, and OEP (for the limited purposes set forth therein).

“Reuters Fixed Fee” means the monthly fee of [ * * * ], which is comprised of the charges set forth on Schedule B. No charges other than the Reuters Fixed Fee shall be payable by Reuters to Moneyline under the Agreement, except with respect to Additional Services or Extraordinary Costs, if any.

2.	The following Section 14 is hereby added at the end of Schedule 8.01(A) to the TSA entitled “Reuters Cost and Resource Schedule”:

          14.      Interim Cost Methodology

          (A)      Notwithstanding anything to the contrary provided in this Reuters Cost and Resource Schedule, effective from October 18, 2004 through the earlier to occur of the Closing Date (as defined in the Purchase Agreement) or the termination of the Purchase Agreement, in lieu of the amounts and invoicing procedures set forth in this Schedule 8.01(A) to the Agreement, except the amounts and invoicing procedures set forth in Section 10 of this Schedule 8.01(A) to the Agreement, Moneyline or a member of the Moneyline Group shall, with respect to any period after October 18, 2004, be invoiced the Moneyline Fixed Fee on the first Business Day of each month in advance. Each amount so invoiced shall be paid directly to Reuters no later than thirty (30) days after the date of the invoice.

          (B)      For each month in respect of which the Moneyline Fixed Fee is to be invoiced as provided in clause (A) above, Reuters shall provide to Moneyline its calculation of the difference between (i) those amounts that would have been invoiced for the relevant month pursuant to the Reuters Cost and Resource Schedule in the absence of this Section 14, provided that if Moneyline fails to provide the information required to permit Reuters to calculate the amount set forth in this clause (i) as required under the Agreement, Reuters shall be entitled to assume that the relevant information shall be the same as that used in calculations for the then-prior month, and (ii) the Moneyline Fixed Fee (each such difference being referred to as a “Moneyline Deferred Amount” and the aggregate amount of such differences being referred to as the “Aggregate Moneyline Deferred Amount”). Each Moneyline Deferred Amount shall be reduced to the extent Moneyline makes payment, if any, in respect of such month (other than for Additional Services or Extraordinary Costs) in excess of the Moneyline Fixed Fee. The Aggregate Moneyline Deferred Amount shall not be due or payable by Moneyline or any member of the Moneyline Group, except as expressly set forth in Section 14(C) in this Schedule 8.01(A) to the Agreement.

          (C)      In the event that the Purchase Agreement is terminated, or this Agreement is terminated prior to the Closing under the Purchase Agreement, the Aggregate Moneyline Deferred Amount (together with interest accrued on each Moneyline Deferred Amount at an annual interest rate equal to 5.75% from the date the Moneyline Fixed Fee in relation to such Moneyline Deferred Amount was paid or, if earlier, due to be paid, to the date of payment of such Moneyline Deferred Amount) shall become immediately due and payable by Moneyline.

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All rights under Article VIII, IX and XVII (including Section 17.02 entitled “Article Eight Disputes”) of this Agreement shall survive in accordance with the terms of this Agreement.

3.	The following Section 8 is hereby added at the end of Schedule 8.01(B) to the TSA entitled “Moneyline Cost and Resource Schedule”:

          8.      Interim Cost Methodology

          (A)      Notwithstanding anything to the contrary provided in this Moneyline Cost and Resource Schedule, effective from October 18, 2004 through the earliest to occur of the Closing Date or the termination of the Purchase Agreement, in lieu of the amounts and invoicing procedures set forth in this Schedule 8.01(B) to the Agreement, except the amounts and invoicing procedures set forth in Section 6 of this Schedule 8.01(B) to the Agreement, Reuters shall, with respect to any period after October 18, 2004, be invoiced the Reuters Fixed Fee on the first Business Day of each month in advance. Each amount so invoiced shall be paid directly to Moneyline no later than thirty (30) days after the date of the invoice.

          (B)      For each month in respect of which the Reuters Fixed Fee is to be invoiced as provided in clause (A) above, Moneyline shall provide to Reuters its calculation of the difference between (i) those amounts that would have been invoiced for the relevant month pursuant to the Moneyline Cost and Resource Schedule in the absence of this Section 8, provided that if Reuters fails to provide the information required to permit Moneyline to calculate the amount set forth in this clause (i) as required under the Agreement, Moneyline shall be entitled to assume that the relevant information shall be the same as that used in calculations for the then-prior month, and (ii) the Reuters Fixed Fee (each such difference being referred to as a “Reuters Deferred Amount” and the aggregate amount of such differences being referred to as the “Aggregate Reuters Deferred Amount”). Each Reuters Deferred Amount shall be reduced to the extent Reuters makes payment, if any, in respect of such month (other than for Additional Services or Extraordinary Costs) in excess of the Reuters Fixed Fee. The Aggregate Reuters Deferred Amount shall not be due or payable by Reuters or any member of the Reuters Group, except as expressly set forth in Section 8(C) in this Schedule 8.01(B) to the Agreement.

          (C)      In the event that the Purchase Agreement is terminated or this Agreement is terminated prior to the Closing under the Purchase Agreement, the Aggregate Reuters Deferred Amount (together with interest accrued on each Reuters Deferred Amount at an annual interest rate equal to 5.75% from the date the Reuters Fixed Fee in relation to such Reuters Deferred Amount was paid or, if earlier, due to be paid, to the date of payment of such Reuters Deferred Amount) shall become immediately due and payable by Reuters. All rights under Article VIII, IX and XVII (including Section 17.02 entitled “Article Eight Disputes”) of this Agreement shall survive in accordance with the terms of this Agreement.

4.	Disputes.

          (a)     The provisions of Sections 8.04 and 9.01, and Article XVII of the TSA, including, without limitation, with respect to any claim or dispute that arose prior to the date of this Amendment, shall have no force and effect from the date of this Amendment until the termination, if any, of the Purchase Agreement; provided, however, that the provisions of

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Section 8.04(a) of the TSA shall continue to remain in full force and effect with respect to the Moneyline invoices for Moneyline Transitional Services from April 18, 2004 through October 17, 2004. The obligation to notify the other party in the event of a dispute pursuant to Section 8.04 of the TSA shall be tolled until the termination, if any, of the Purchase Agreement.

(b) During the period from the date of this Amendment to the termination, if any, of the Purchase Agreement, none of Moneyline, Reuters or OEP, or any person or entity acting on their respective behalves (including, but not limited to, all present and former affiliates, partners, officers, directors, agents, employees, shareholders, successors, assigns, executors, administrators and attorneys thereof) shall commence any litigation, arbitration or other legal proceeding of any kind, in any forum, against another party, or prosecute that part of any litigation, arbitration or other legal proceeding of any kind, in any forum, against any party, relating to any billing or payment dispute under the TSA (other than for non-payment of the amounts specified herein). The parties agree that all statutes of limitation, statutes of repose, the doctrines of laches, waiver, estoppel or any other doctrine or rule that is premised in whole or in part upon delay in filing, prosecuting, notifying or in taking any action preparatory or incidental to the prosecution of any claim, cause of action, cross-claim, counterclaim, demand or other legal action or proceeding with respect to any billing or payment dispute under the TSA (other than for non-payment of the amounts specified herein)(collectively, the “Limitations Defenses”) shall be waived and tolled during the period from the date of this Amendment to the termination, if any, of the Purchase Agreement (the “Toll Period”), and the Toll Period shall be excluded in calculating any time period applicable to such Limitations Defense. Except as specifically provided herein, the rights, obligations, positions, claims and defenses, including but not limited to any of the Limitations Defenses, of any of the parties shall in no way be affected by this Agreement and all such rights, obligations, positions, claims and defenses are specifically reserved.

5.	Settlement and Release of Claims.

          (a)     Upon the Closing of the Purchase Agreement and in consideration of the mutual promises contained herein, Moneyline, OEP and Reuters for themselves and on behalf of their parents, affiliates, subsidiaries, officers, directors, employee, agents, predecessors, successors, and assigns each hereby forever and unconditionally releases and discharges, and covenants not to sue directly or in any other capacity or respect, the other, and the other’s parent, affiliates, subsidiaries, officers, directors, employee, agents, predecessors, successors, and assigns, from any and all claims, demands, causes of action, obligations, damages and liabilities (including, without limitation, settlement amounts, penalties, losses, costs, expenses, reasonable attorney’s fees, accountant’s fees, court costs and other actual out of court expenses) of any nature whatsoever, contingent or certain, known or unknown, which it ever had, now has, or may have, or claim to have, in the future, against the other arising from or relating to any act, omission, failure to act, dealing, statement, occurrence, representation, practice, contract, event, matter, transaction, agreement (whether written or oral) or understanding prior to the Closing Date (as defined in the Purchase Agreement) relating to or arising from the TSA (except with respect to any obligation of the parties hereto under the Settlement Agreement, as expressly set forth in Section 9(c) of this Amendment). Each party agrees and acknowledges that the claims, demands, causes of action, obligations, damages and liabilities released hereby are not limited to matters relating to or arising from the TSA which are known or have been disclosed at the time

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of execution of this Amendment, and that any and all claims, demands, causes of action, obligations, damages and liabilities relating to or arising from the TSA not known or understood differently by any party are hereby released. It is acknowledged and agreed by the parties that nothing in this Section 5 or this Amendment generally shall limit, restrict or otherwise modify the rights of the parties to make claims and seek remedies in respect of matters arising out of, resulting from or incurred in connection with the Purchase Agreement, including, without limitation, the rights of the parties to seek indemnification for Damages (as defined in the Purchase Agreement) under Article IX of the Purchase Agreement.

(b) The parties expressly agree and acknowledge that this Amendment is executed pursuant to a compromise and settlement entered into by each party hereto without any admission of liability to the other, but solely for the purpose of avoiding costly litigation on disputed claims as well as further uncertainty, controversy, and legal expense. Without limiting the foregoing, neither the settlement of these disputes nor any consideration paid by either party therefor, nor anything contained in this Amendment, nor any statements made in any negotiations or discussions between the parties shall be taken or construed to be an admission, an inference of an admission or an acknowledgment by any party or otherwise with respect to any claim or as any evidence of any wrongful conduct, fault, liability or damages whatsoever and this provision reflects an independent agreement of the parties hereto, which shall survive any revocation or termination of this Amendment.

(c) This Amendment is executed voluntarily. Each party represents that each has read, understands, and is fully aware of the contents of this Amendment, and each party has been represented by counsel who have fully advised them with respect to the legal effect of this Amendment.

6.	Section 15.01 of the TSA is hereby deleted in its entirety and replaced with the following:

          Section 15.01. Term. Except where a shorter term is set forth in a Schedule for a particular Service or for a particular Software License Term and subject to Section 15.07, the term of this Agreement shall commence on the Effective Date and shall remain in effect until the earlier to occur of the Closing (as defined in the Purchase Agreement) and four (4) years from the Effective Date plus the Extension Period; unless earlier terminated pursuant to Section 11.01(b), 11.02(b) or the terms of this Article XV (the “Term”).

          Neither party may terminate this Agreement for any reason or on any basis other than as expressly set forth in this Article XV.

7.	The following paragraph (j) is hereby added to Section 15.07 of the TSA:

          (j)      At the Closing (as defined in the Purchase Agreement), in full settlement and satisfaction of all pending claims for payment arising out of this Agreement, as amended through the date of such Closing, and the Settlement Agreement, (i) Moneyline shall be obligated to pay Reuters an amount equal to (A) Ten Million Dollars ($10,000,000) plus (B) the aggregate amount of any unpaid Moneyline Fixed Fees in respect of periods prior to the Closing (prorated for partial months), plus interest thereon to the extent past due, minus (C) the aggregate amount of any unpaid Reuters Fixed Fees in respect of periods prior to the Closing, plus interest thereon

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to the extent past due, which amount may be deducted from the Preliminary Purchase Price (as defined in the Purchase Agreement) in accordance with Section 2.1 of the Purchase Agreement, and (ii) Moneyline and Reuters shall take such actions as may be required under the Escrow Agreement entered into by the parties on September 26, 2003 (“Escrow Agreement”) to cause the Escrow Agent (as defined in the Escrow Agreement) to disburse to Reuters all amounts then held in the escrow account.

8.	As promptly as practicable after the execution and delivery of this Amendment, OEP shall deliver to Reuters an irrevocable standby letter of credit in the form attached as Exhibit I hereto with a date of expiry of January 15, 2006 (the “Letter of Credit”) upon which Reuters may draw, by delivery of a certificate by an officer of Reuters certifying either that (i) the Purchase Agreement has terminated or (ii) the TSA has terminated, an amount, if any, equal to the aggregate amount due and owing to Reuters pursuant to Section 14 of Schedule 8.01(A) to the TSA on the date of such draw, net of the aggregate amount due from Reuters pursuant to Section 8 of Schedule 8.01(B) to the TSA on the date of such draw. Reuters hereby agrees that it shall not draw the Letter of Credit in an amount in excess of the aggregate amount due and owing to Reuters pursuant to Section 14 of Schedule 8.01(A) to the TSA on the date of draw, net of the aggregate amount due from Reuters pursuant to Section 8 of Schedule 8.01(B) to the TSA on the date of draw. Nothing herein shall restrict, limit or otherwise modify the right of the parties to dispute the aggregate amount due and owing to Reuters pursuant to Section 14 of Schedule 8.01(A) to the TSA and/or the aggregate amount due from Reuters pursuant to Section 8 of Schedule 8.01(B) after any such draw upon such letter of credit by Reuters.

9.	Miscellaneous Provisions.

(a) As amended hereby, the TSA is ratified and confirmed in all respects and the TSA as so supplemented by this Amendment shall be read, taken and construed as one and the same instrument; provided, however, that upon the termination of the Purchase Agreement, (i) this Amendment, other than the provisions of Section 8 of this Amendment, and the provisions of Section 14(C) of Schedule 8.01(A) to the TSA and Section 8(C) of Schedule 8.01(B) to the TSA, shall become void and have no effect, and (ii) the rights and obligations of the parties to the TSA in respect of the subject matter thereof shall be governed by the provisions of the TSA as in effect immediately prior to the execution of this Amendment.

(b) Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

          (c)     This Amendment constitutes the complete and exclusive understanding between the parties, and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, regarding the subject matter herein; provided, however, that, except as provided in this Amendment, this Amendment shall not be deemed to supersede any other obligation of the parties hereto under the Settlement Agreement, including, but not

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limited to, OEP’s Guaranteed Obligations under Section 3 thereof, which OEP acknowledges shall apply fully to the TSA as amended hereby.

(d) This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(e) No amendment of any provision of this Amendment shall be valid unless the same shall be in writing and signed by Reuters, Moneyline and OEP.

(f) This Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York, as such laws are applied to agreements made, entered into, performed entirely within New York by New York residents without regard to the actual residence or domicile of the parties and without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

[THIS SPACE INTENTIONALLY LEFT BLANK]

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          IN WITNESS WHEREOF the parties hereto have caused this Amendment to be executed as of the date first above written.

MONEYLINE TELERATE HOLDINGS, INC. By: /s/ Alexander Russo Name: Alexander Russo Title: CEO

MONEYLINE TELERATE

By: /s/ Bernard F. Battista Name: Bernard F. Battista Title: President

MONEYLINE TELERATE INTERNATIONAL

By: /s/ Bernard F. Battista Name: Bernard F. Battista Title: President

ONE EQUITY PARTNERS LLC By: /s/ Daniel Selmonosky Name: Daniel J. Selmonosky Title: Partner

REUTERS LIMITED By: /s/ Eric Lint Name: Title:

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Schedule A

Moneyline Fixed Fee

October 18, 2004 – March 31, 2005

Invoicing Section	Cost Category	Amount

Section 4	Fixed Costs	$ [ * * * ]
Section 5	License Fees	$ [ * * * ]
Section 7	Transitional Employees	$ [ * * * ]
Section 8	Communications Costs	$ [ * * * ]
Section 11	Facilities Costs	$—
Section 12	Help Desk Calls	$—

	Total Moneyline Fixed Fee	$ [ * * * ]

April 1, 2005 – May 31, 2005

Invoicing Section	Cost Category	Amount

Section 4	Fixed Costs	$ [ * * * ]
Section 5	License Fees	$ [ * * * ]
Section 7	Transitional Employees	$ [ * * * ]
Section 8	Communications Costs	$ [ * * * ]
Section 11	Facilities Costs	$—
Section 12	Help Desk Calls	$—

	Total Moneyline Fixed Fee	$ [ * * * ]

June 1, 2005 – Close / Termination

Invoicing Section	Cost Category	Amount

Section 4	Fixed Costs	$ [ * * * ]
Section 5	License Fees	$ [ * * * ]
Section 7	Transitional Employees	$ [ * * * ]
Section 8	Communications Costs	$ [ * * * ]
Section 11	Facilities Costs	$—
Section 12	Help Desk Calls	$—

	Total Moneyline Fixed Fee	$ [ * * * ]

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Schedule B

Reuters Fixed Fee

Invoicing Section	Cost Category	Amount

Section 5	Communications Costs	[ * * * ]

Total Reuters Fixed Fee		[ * * * ]